United States securities and exchange commission logo





                       January 11, 2022

       Dean Shigenaga
       President and Chief Financial Officer
       Alexandria Real Estate Equities, Inc.
       26 North Euclid Avenue
       Pasadena, CA 91101

                                                        Re: Alexandria Real
Estate Equities, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 001-12993

       Dear Mr. Shigenaga:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction